Mail Stop 3561

July 13, 2007

Mr. Li Zhang
Chief Executive Officer
HLS Systems International Ltd.
625 Broadway, Suite 1111
San Diego, California 92101

>   **Re: HLS Systems International Ltd.**
>   **Amendment 5 to Registration Statement on Form S-4**
>   **File No. 333-132826**
>   **Filed on July 2, 2007**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Revise the registration statement to describe in detail the oral agreement/understanding memorialized in the voting agreement between Mr. Ka Wa Cheng, Advance Pacific Holdings Limited and Madame Qiao Li. Indicate when the agreement/understanding was entered into between Ma Wa Cheng and Qiao Li. Address the material terms of the voting agreement specifically addressing Mr. Ka Wa Cheng's ability to control Gifted Time Holdings and HollySys. We specifically note your statement in your response that "Wang

Changli and Qiao Li exercise control over GTH before the transaction, and they continue to exercise control now." Revise throughout your document to clarify the parties' intentions and understandings concerning policy changes or changes in financial and operational control of Gifted Time Holdings and HollySys.

2. Please provide us with a detailed legal analysis addressing the enforceability of the Voting Agreement under the applicable law between APH, KA Wa Cheng and Qiao Li referenced in your supplemental response dated July 11, 2007. We may have further comment.

3. File the Voting Agreement as an exhibit to the registration statement/proxy.

4. We note your statement in the supplemental response dated July 11, 2007 that "APH is not familiar with the basic operational and financial requirements of HollySys …." Revise to indicate, if true, that Ka Wa Cheng and APH are not familiar with the basic operational and financial requirements of HollySys. We note your current disclosure that indicates APH and Cheng "had substantial familiarity with the business of HollySys and its management team". Please revise as appropriate.

5. Please revise to disclose Ka Wa Cheng and APH's compensation and/or purpose for entering into the transaction in December 2006.

6. We note your response which indicates that it is expected that APH will default on the $200 million note to the GTH Stockholders. However, it appears that legally APH may be able to fulfill its obligations under the $200 million note. Please expand your disclosure to specifically address the fact that APH may have the ability to raise funds to pay off the $200 million note and precluding the BVI shareholders from re-gaining control of the entity subsequent to the Chardan transaction or advise us why such disclosure is not necessary. We note the risk factor 34 simply indicates that there may be a change in control.

7. We note your response to our prior comment 1. We cannot locate the Forms AW you indicate have been filed. Please have Chardan North China Acquisition Corp submit Forms AW to request withdrawal of the registration statements filed on 6/28/06 and 9/1/06.

Summary

Gifted Time Holdings
Business Operations, page 18

8. We note the statement in Note 5 on FII-23 in the Notes to the Financial Statements that "The Company expects that HollySys Haotong will get into liquidation status once the warranty periods for the contracts performed by

HollySys Haotong are expired." Please revise to address that HollySys Haotong will go into liquidation status and the implications following that action throughout the appropriate locations in the prospectus/proxy statement.

HollySys Reorganization and Ownership, page 19

9. Revise to clarify your statement that "[n]either Advance Pacific nor Mr. Cheng had any previous affiliation with HollySys or Gifted Time Holdings."

Risk Factors, page 37

10. We note that the first risk factor on page 49 addresses potential violations of the consignment agreements and the thirty-fourth risk factor on page 59 discusses the potential adverse effect upon and/or change of control of HollySys that could arise from Advance Pacific's obligation to repay $230 million to OSCAF after the stock purchase. Please state whether, if such an adverse effect or change of control takes place, there is any risk that the consignors would not honor their obligations under the consignment agreements.

11. As a related matter, please state whether, to the registrant's knowledge, there would be any impediment to Advance Pacific's meeting its $230 million repayment obligation by additional debt financing secured by a second lien on the pledged HLS common stock.

Chardan's Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 59

12. We note your response to comment 32. We were unable to find your revision as indicated in your response therefore we reissue the comment.

Recent Significant Transactions, page 111

13. We note your response to comment 35 and 36 concerning the relationship between Mr. Ka Wa Cheng and Qiao Li, HollySys and the owners of HollySys. We also note your statements that "Mr. Ka Wa Cheng was one of Madame Qiao's classmates while they were pursuing an International Executive MBA at the Hong Kong University of Science & Technology and he is also trusted by Madame Qiao, Mr. Cheng has no involvement in, and has not been affiliated with Madame Qiao Li, HollySys operating company, or Dr. Wang Changli." We note your statement in the next paragraph that indicates Mr. Ka Wa Cheng "had substantial

familiarity with the business of HollySys and its management team …." Finally, we note that in a conference call on July 6, 2007 counsel for the company stated that Mr. Ka Wa Cheng had entered into an oral understanding between Advance Pacific Holdings Limited and Madame Qiao Li regarding the control and operation of Gifted Time Holdings and HollySys and that the agreement was being memorialized. Please revise to clarify the inconsistencies in the description of Mr. Cheng's relationship with Gifted Time Holdings and its stockholders. Describe in detail the relationship between Mr. Ka Wa Cheng, Qiao Li, Gifted Time Holdings, the owners of Gifted Time Holdings and HollySys.

14. We note your response to comment 34. We also note your supplemental response dated July 11, 2007 regarding the control of Gifted Time Holdings. Revise to address how Ka Wa Cheng was identified and selected as a purchaser for the Gifted Time Holdings stock.

15. We note your response to comment 38 and that a proxy to extend the time period to consummate a business combination has been filed. Please provide the disclosure requested in comment 38.

Liquidity and Capital Resources, page 128

16. Please revise to discuss the <u>specific</u> factors that contributed to an approximate 91% increase in overall inventory between June 30, 2006 and March 31, 2007. As a component of this increase, we note that your finished goods increased from $3.9 million to $10.4 million, respectively, during this period.

Unaudited Pro Forma Balance Sheet, page 143

17. We reviewed your response to our prior comment 42, noting your intention to remove adjustment "I" from your pro forma financial statements. We note you removed the description of the adjustment, but not the adjustment itself from your pro forma balance sheets. Please revise to remove this adjustment.

Gifted Time Holdings Financial Statements

Accounts Receivable and Other Receivables, FII-12

18. We reviewed your response to our prior comment 45. Your response did not address our comment in its entirety, thus the comment will be partially reissued. To further enhance an investor's understanding of your receivables, please revise to provide disclosures discussed in Sections 6.21(b) and 6.27 of the AICPA

Construction Contractors Audit and Accounting Guide (e.g. range of contract durations, the amount of receivables maturing after one year)

19. We reviewed your response to our prior comment 46. To enhance an investor's understanding of your receivables, please revise to include portions of your response. Specifically, disclose (i) your reasonable expectation for this industry in China to take over one year to collect billed amounts, (ii) your assertion that you consider billed accounts receivable over one year as past and (iii) your assertion that your long-term relationships with customers and provision of continuous services to these customers minimize the risk of bad debts.

Note 16- Upcoming Acquisition, FII-31

20. We reviewed your response to our prior comment 49 and your supplemental response dated July 12, 2007. Your financial statements would greatly benefit by inclusion of a portion of your response relating to your SFAS 141 (paragraph 17) analysis and details of the Voting Agreement. Specifically disclose the facts supporting your conclusion that a change of control has not taken place (e.g. the parties that have control over operational and financial policy decisions, appointment of the Board of Directors, etc.). In addition, clarify the conditions in which a change of control would be complete (e.g. APH's payment of the $200 million note concurrent with its retention of a controlling interest in Gifted Time) and the resulting accounting consequences.

Other Regulatory

21. Please provide current consents of the independent accountants in any amendment.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas J. Rein, Esq.
        Fax: (858) 677-1401